Mercedes-Benz Auto Receivables Trust 2013-1
Investor Report
Collection Period Ended   31-Jan-2014

Amounts in USD

Dates

Collection Period No.	7	
Collection Period (from... to)	1-Jan-2014	31-Jan-2014
Determination Date	13-Feb-2014	
Record Date	14-Feb-2014	
Distribution Date	18-Feb-2014	
Interest Period of the Class A-1 Notes (from... to)	15-Jan-2014	18-Feb-2014 Actual/360 Days 34
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jan-2014	15-Feb-2014 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,900,000.00	40,969,962.09	8,760,997.80	32,208,964.29	115.485709	0.031413
Class A-2 Notes	305,600,000.00	305,600,000.00	305,600,000.00	0.00	0.000000	1.000000
Class A-3 Notes	275,500,000.00	275,500,000.00	275,500,000.00	0.00	0.000000	1.000000
Class A-4 Notes	115,000,000.00	115,000,000.00	115,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**975,000,000.00**	**737,069,962.09**	**704,860,997.80**	**32,208,964.29**		
Overcollateralization	24,950,218.09	24,998,755.45	24,998,755.45			
Adjusted Pool Balance	999,950,218.09	762,068,717.54	729,859,753.25			
Yield Supplement Overcollateralization Amount	38,846,335.94	29,349,992.12	28,115,927.60			
Pool Balance	**1,038,796,554.03**	**791,418,709.66**	**757,975,680.85**			

	Amount	Percentage
Initial Overcollateralization Amount	24,950,218.09	2.50%
Target Overcollateralization Amount	24,998,755.45	2.50%
Current Overcollateralization Amount	24,998,755.45	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.220000%	8,512.65	0.030522	32,217,476.94	115.516231
Class A-2 Notes	0.500000%	127,333.33	0.416667	127,333.33	0.416667
Class A-3 Notes	0.780000%	179,075.00	0.650000	179,075.00	0.650000
Class A-4 Notes	1.130000%	108,291.67	0.941667	108,291.67	0.941667
Total		**$423,212.65**		**$32,632,176.94**	

Available Funds

Principal Collections	33,065,498.02
Interest Collections	1,918,843.88
Net Liquidation Proceeds	17,988.00
Recoveries	45,486.97
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	1,156.63
Available Collections	**35,048,973.50**
Reserve Fund Draw Amount	0.00
Available Funds	**35,048,973.50**

Distributions

(1) Total Servicing Fee	659,515.59
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	423,212.65
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	32,208,964.29
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	1,757,280.97
Total Distribution	**35,048,973.50**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	659,515.59	659,515.59	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	423,212.65	423,212.65	0.00
thereof on Class A-1 Notes	8,512.65	8,512.65	0.00
thereof on Class A-2 Notes	127,333.33	127,333.33	0.00
thereof on Class A-3 Notes	179,075.00	179,075.00	0.00
thereof on Class A-4 Notes	108,291.67	108,291.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	423,212.65	423,212.65	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	32,208,964.29	32,208,964.29	0.00
Aggregate Principal Distributable Amount	32,208,964.29	32,208,964.29	0.00

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,499,875.55
Reserve Fund Amount - Beginning Balance	2,499,875.55
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	85.06
minus Net Investment Earnings	85.06
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,499,875.55
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	85.06
Net Investment Earnings on the Collection Account	1,071.57
Investment Earnings for the Collection Period	1,156.63

Notice to Investors

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,038,796,554.03	37,777
Pool Balance beginning of Collection Period	791,418,709.66	33,272
Principal Collections	20,571,478.27	
Principal Collections attributable to Full Pay-offs	12,494,019.75	
Principal Purchase Amounts	0.00	
Principal Gross Losses	377,530.79	
Pool Balance end of Collection Period	757,975,680.85	32,519
Pool Factor	72.97%	

	As of Cutoff Date	Current
Weighted Average APR	2.85%	2.81%
Weighted Average Number of Remaining Payments	50.26	44.17
Weighted Average Seasoning (months)	12.41	18.97

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	755,178,323.86	32,433	99.63%
31-60 Days Delinquent	1,674,144.37	55	0.22%
61-90 Days Delinquent	775,198.12	22	0.10%
91-120 Days Delinquent	348,014.50	9	0.05%
Total	757,975,680.85	32,519	100.00%

*A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	377,530.79
Principal Net Liquidation Proceeds	17,810.30
Principal Recoveries	45,002.98
Principal Net Losses	314,717.51
Cumulative Principal Net Losses	1,291,437.79
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.124%